Free Writing Prospectus	Filed Pursuant to Rule 433
(To the Preliminary Prospectus	Registration Statement No. 333-190359
Supplement dated January 7, 2014)

m.d.c. Holdings, Inc.
$250,000,000 of 5.500% Senior Notes Due 2024

FINAL TERM SHEET
January 7, 2014

Issuer:	M.D.C. Holdings, Inc.

Security:	5.500% Senior Notes due 2024

Principal Amount:	$250,000,000

Trade Date:	January 7, 2014

Settlement Date:	January 15, 2014 (T+6)

We expect that delivery of the notes will be made to investors on or about the sixth business day following the date of this pricing term sheet (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes may be required, by virtue of the fact that the notes initially settle in T+6, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery should consult their advisors.

Final Maturity:	January 15, 2024

Interest Rate:	5.500% per annum

Public Offering Price:	100.000%

Yield to Maturity:	5.500%

Benchmark Treasury:	2.750% due November 15, 2023

Benchmark Treasury Price:	98-12 ¼

Benchmark Treasury Yield:	2.940%

Spread to Benchmark Treasury:	256 basis points

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing July 15, 2014

Optional Redemption:	Prior to October 15, 2023, the greater of par and make whole at Treasury plus 50 basis points, plus accrued and unpaid interest to the date of redemption
On or after October 15, 2023, at par, plus accrued and unpaid interest to the date of redemption

Interest Rate Adjustment:

The interest rate on the notes will be subject to adjustment upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s, S&P and Fitch (or any replacement ratings agency selected by the Issuer) are all below investment grade, or in the event of certain subsequent upgrades to the debt rating, as set forth in the Preliminary Prospectus Supplement.

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings[1]:	Baa3 (Negative Outlook) (Moody’s)
BB+ (Stable Outlook) (S&P)
BBB- (Stable Outlook) (Fitch)

CUSIP/ISIN:	552676AR9 / US552676AR93

Joint Book-Running Managers:	Citigroup Global Markets Inc. and U.S. Bancorp Investments, Inc.

Joint Lead Managers:	SunTrust Robinson Humphrey, Inc. and PNC Capital Markets LLC

Co-Manager:	Regions Securities LLC

Global Settlement:	Through The Depository Trust Company

Net Proceeds:

We estimate that the net proceeds, after deducting the underwriting discount and other estimated offering expenses payable by us, from the sale of the notes offered hereby will be approximately $248.1 million.

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll free).

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